FORM RW

Application for Withdrawal of Registration Statement

Pursuant to Rule 477 of the Securities Act of 1933

MADE IN USA INC.
(Exact name of registrant as specified in its charter)

CIK: 0001977837

Address:
 1712 Pioneer Avenue, Suite 500
Cheyenne, Wyoming 82001
Telephone: (561) 789-1139

Registration Statement to be Withdrawn

•	Form Type: Form 10-12G
•	File Number: 000-56669
•	Date Filed: December 19, 2025

Statement of Withdrawal

MADE IN USA INC. (the “Company”) hereby respectfully requests the withdrawal of its Registration Statement on Form 10-12G filed with the Securities and Exchange Commission on December 19, 2025.

The Company has determined, after consultation and correspondence with the staff of the Division of Corporation Finance, that withdrawal of the Registration Statement is appropriate at this time in order to permit the Company to make required disclosures under the Securities Exchange Act of 1934 through a Current Report on Form 8-K and to ensure that its public disclosures are accurate, complete, and consistent with its current reporting status.

The Registration Statement has not become effective, and no securities were issued in reliance upon the Registration Statement.

The Company confirms that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Signature

Pursuant to the requirements of Rule 477, the undersigned has duly authorized this application for withdrawal.

By: /s/ Adam Reiser

Adam Reiser

Chairman & Chief Executive Officer

MADE IN USA INC.

Date: December 22, 2025